Filed by Foamix Pharmaceuticals Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule l4a-12

under the Exchange Act of 1934

Subject Company: Foamix Pharmaceuticals Ltd.

Commission File No.: 001-36621

Form S-4 filed by Menlo Therapeutics Inc. File No.: 333-235351

Presentation provided to Foamix employees.

*We currently expect that the merger will close before the results for Menlo’s Phase III trials for pruritus associated with PN are delivered. Therefore, we expect (i) the exchange ratio at closing to reflect an exchange ratio for “full success” for the Phase III trials, resulting in 60.3M shares outstanding (assuming a closing date of March 9, 2020) and (ii) a contingent stock right will be issued for each ordinary share of Foamix. The outcome of those Phase III results will dictate whether the contingent stock rights will result in additional Menlo shares being issued to former Foamix shareholders, and the number of shares that Foamix shareholders will ultimately receive in the merger (and thus, number of outstanding shares in the Combined Company). If the results are not “full success” or if any of the Phase III trial results are not delivered before May 31, 2020, Foamix shareholders will receive additional shares in the Combined Company as more fully explained in the S-4 registration statement and, accordingly, the number of outstanding shares will change and market cap of the Combined Company may change. The foregoing table is presented for illustrative purposes only and readers are cautioned not to place undue reliance on the information presented. The actual stock price will depend on a variety of factors and no assurance can be made that any of the illustrative share prices or illustrative market caps presented will be achieved. As of February 12, 2020, the closing price per share of Menlo common stock was $5.19. Q: What will the Combined Company market cap be at closing? Illustrative Closing Share Price $4.00 $6.00 $8.00 $10.00 Illustrative Market Cap Assuming Full Success (60.3M* outstanding shares) $241M $362M $482M $603M We cannot predict exactly what the market cap will be at closing, but it will be based on the market price of Menlo at the closing (trading as Menlo common stock (ticker: MNLO)) and the Combined Company’s total number of shares outstanding, as demonstrated in the example below. As of November 4, 2019, Menlo had 24.0M shares outstanding and Foamix had 61.3M shares outstanding. On the closing date, we expect that the Combined Company will have approximately 60.3M* shares outstanding. 1

Q: How many shares outstanding will the Combined Company have following Menlo’s Phase III results for PN? A. As of November 4, 2019, Menlo had 24.0M shares outstanding and Foamix had 61.3M shares outstanding. Based on these numbers, and assuming the results are delivered before May 31, 2020, we expect that the Combined Company will have the following approximate number of shares outstanding*: Assuming “full success” – 60.3M shares outstanding Assuming “partial success” – 102.0M shares outstanding Assuming “failure” – 134.3M shares outstanding * We currently expect that the merger will close before the results for Menlo’s Phase III trials for pruritus associated with PN are delivered. Therefore, we expect (i) the exchange ratio at closing to reflect an exchange ratio for “full success” for the Phase III trials, resulting in 60.3M shares outstanding (assuming a closing date of March 9, 2020) and (ii) a contingent stock right will be issued for each ordinary share of Foamix. The outcome of those Phase III results will dictate whether the contingent stock rights will result in additional Menlo shares being issued to former Foamix shareholders, and the number of shares that Foamix shareholders will ultimately receive in the merger (and thus, number of outstanding shares in the Combined Company). If the results are not “full success” or if any of the Phase III trial results are not delivered before May 31, 2020, Foamix shareholders will receive additional shares in the Combined Company as more fully explained in the S-4 registration statement and, accordingly, the number of outstanding shares will change and market cap of the Combined Company may change. 2

Q: If I have 100 shares of FOMX, what will I receive in the merger? What will those shares be worth? * The foregoing table is presented for illustrative purposes only and readers are cautioned not to place undue reliance on the information presented. The actual stock price will depend on a variety of factors and no assurance can be made that any of the illustrative share prices or share values presented will be achieved. A: The number of shares you receive will depend on the results of Menlo’s Phase III trials for pruritus associated with PN, assuming the trial results are delivered as expected before May 31, 2020. You will receive cash for any fractional shares. Foamix Shares Menlo results in PN trials Combined Company Shares 100 Full success 59 shares (plus cash for 0.24 of a share) 100 Partial success 127 shares (plus cash for 0.39 of a share) 100 Failure 180 shares (plus cash for 0.06 of a share) Illustrative Closing Share Price* $4.00 $6.00 $8.00 $10.00 Your Shares 59 59 59 59 Your Illustrative Share Value* $236 $354 $472 $590 A: We cannot predict the exact market value of your shares, but the value will depend on the share price of Menlo common stock at closing, as demonstrated in the “full success” example below. 3

Q: What about my FOMX options and RSUs? How will those equity awards convert in the merger? A: Your FOMX RSUs and Options will convert into Menlo RSUs and Options, respectively, at the same exchange rate as FOMX shares convert (multiply by .5924), and your vesting schedule and other terms and conditions will remain the same. In addition, if you have FOMX options, the exercise price of your stock options will also be adjusted (divide by .5924) in a way that is designed to preserve the intrinsic value (i.e. the “spread”) of your options post-closing as demonstrated in the “full success” example below and as more fully explained on page 22 of the S-4 Registration Statement. 4 Exchange Ratio 100 options at $3 strike price 100 options at $5 strike price Full success (.5924) 59 options at $5.07 59 options at $8.45 If there is not “full success” in the efficacy determination, you will receive additional RSUs at the respective exchange ratio and the new Menlo board will make equitable adjustments to the exercise price per share of, and the number of shares of, Menlo common stock subject to the option to reflect the value of Menlo common stock issuable in respect of the CSR.

Q: What will my FOMX options be worth after the closing? A: We cannot predict the exact market value of those options after closing, but the value will depend on the share price of the Combined Company at closing, as demonstrated in the “full success” example below*. Based on the closing price of FOMX shares on the last trading day before the announcement of the merger on November 11, 2019, if you held 100 vested options at a $3 strike price, your options were worth $134 on that date. Below is an example of what those same shares could be worth at various closing share prices. 5 FOMX Options Conversion to MNLO Options Value of Options (before taxes & fees) at Illustrative Closing Share Prices*: $2.00 $4.00 $6.00 $8.00 $10.00 100 options at $3 strike price 59 options at $5.06 $0 $0 $55 $174 $291 * If there is not “full success” in the efficacy determination, the Menlo board will make equitable adjustments to the exercise price per share of, and the number of shares of, Menlo common stock subject to the option to reflect the value of Menlo common stock issuable in respect of the CSR. The foregoing table presents the difference between an illustrative stock price and the expected option value (if “in the money”) multiplied by the number of options. This table is presented for illustrative purposes only and readers are cautioned not to place undue reliance on the information presented. The actual Menlo stock price and value of options will depend on a variety of factors and no assurance can be made that any of the illustrative share prices or share values presented will be achieved.

Important Additional Information and Where to Find ItOn January 6, 2020, Menlo filed a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Menlo and Foamix and other documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”). The registration statement has been declared effective by the SEC. Foamix mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. On January 28, 2020, Menlo filed with the SEC an amendment to the Registration Statement on Form S-4. Foamix and Menlo may also file other relevant documents with the SEC regarding the proposed merger. This communication is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document which Menlo or Foamix may file with the SEC. MENLO’S AND FOAMIX’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF MENLO AND FOAMIX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. Security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Menlo and Foamix with the SEC at the SEC’s website at www.sec.gov. Investors and stockholders will also be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Menlo and Foamix through the website maintained by the SEC at www.sec.gov. Menlo and Foamix make available free of charge at www.menlotherapeutics.com and www.foamix.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC.